UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Bond Redemption and Exchange dated 10 December 2025

Press Release

10 December 2025

Argo Blockchain plc

("Argo" or "the Company")

Full Redemption and Mandatory Exchange of 8.75% Senior Notes due 2026

The Company announces it will redeem in full and complete a mandatory court-ordered exchange of its outstanding 8.75% senior notes due 2026 (CUSIP: 040126 203) (the "2026 Notes") on 12 December 2025 (the "Exchange Date"). Pursuant to the Company's restructuring plan under Part 26A of the Companies Act 2006, which was sanctioned by the High Court of Justice, Business and Property Courts of England and Wales (the "Restructuring Plan") on 10 December 2025, the 2026 Notes will be exchanged for American Depositary Receipts ("ADRs"), representing American Depositary Shares, which in turn represent newly-issued ordinary shares of the Company equating to a 10% interest of the entire issued share capital in the recapitalized Company pursuant to the Restructuring Plan. The ADRs will be distributed pro-rata against the value of each 2026 Note holder's participation in the 2026 Notes (including all outstanding principal and any applicable accrued but unpaid interest) up to, but excluding, the implementation date of the Restructuring Plan with respect to this distribution, anticipated to be 12 December 2025.

Beginning on the Exchange Date, the 2026 Notes will no longer be deemed outstanding, and interest will no longer accrue on such securities. Wilmington Savings Fund Society, FSB is the trustee for the 2026 Notes.

Enquiries:

ARGO
Email:	ir@argoblockchain.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about the Company's anticipated redemption and mandatory exchange of its 2026 Notes are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include market conditions; the Company's ability to implement the Restructuring Plan on the expected timeline or at all; the ability to retain the Company's listing on Nasdaq; operational, financial, regulatory, tax and legal risks; assumptions underlying revenue, EBITDA and valuation estimates; and the principal risks and uncertainties described in the risk factors set forth in the Company's Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 December, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer